Filed by Ocular Sciences, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Ocular Sciences, Inc.
Commission File No.: 000-22623

On July 28, 2004, Ocular Sciences, Inc. distributed the following list of answers to frequently asked questions to internal sales employees for use in responding to inquiries from customers:

Ocular Sciences Logo

For Internal Use Only

CUSTOMER FAQ SHEET

Is it true that Ocular Sciences has agreed to be acquired by Cooper Vision?

Yes, Ocular Sciences has announced that it has agreed to be acquired by The Cooper Companies, CooperVision’s parent company. Bringing these two fast-growing organizations will create the world’s third largest contact lens company, with a broad global presence.

Why would Ocular Sciences agree to be acquired by Cooper?

Ocular Sciences believes this opportunity is in the best interest of its shareholders, employees and customers. By combining these two very strong and successful companies, we will be creating an even stronger entity with greater resources, ensuring our long-term growth through innovative products and enhanced sales and marketing investments. The combined company, while maintaining its professional approach, will be better positioned to compete against consumer-driven companies.

Ocular Sciences brings to CooperVision a very strong product portfolio, a promising R&D pipeline, efficient and high quality manufacturing and a direct presence in many of the fast-growing global markets.

Has the new management team been established?

The new management team has yet to be announced. The new team will be selected after a careful assessment of the key members of both current teams worldwide.

When will this transaction be completed?

The transaction will be completed once all of the customary regulatory approvals are received. In addition, shareholders from both companies would need to approve the proposed deal. We would expect for the completion to take place by the end of the year.

What happens between now and until the transaction is completed?

During this transition period, Ocular Sciences will continue to operate as normal. It will be “business as usual.”

Ocular Sciences Logo

For Internal Use Only

CUSTOMER FAQ SHEET

Can I still order OSI products from my current customer services representative?

Yes, for the foreseeable future, you may continue to order OSI products as usual. Any changes would be announced in due course.

Do you plan to make any changes to the Ocular Sciences’ product portfolio?

During the transition period, OSI’s product portfolio will not change. New product launches, scheduled to take place within the next several months, will continue as previously communicated.

Will my pricing, terms and conditions change?

During this transition phase, we expect for no changes to take place.

If I have accounts with both Ocular Sciences & CooperVision, will I need to close one?

No. You should keep both accounts open. It will take several months before we can confirm how to consolidate both accounts into one.

Will I continue to receive two account statements?

Yes you will.

Will both my Ocular Sciences’ & CooperVision sales representatives continue to visit me?

During this transition phase, you will still be visited or called upon by representatives from both companies.

Will my allocation of diagnostic lenses change?

No. You should expect no changes during the transition period.

Ocular Sciences Logo

For Internal Use Only

CUSTOMER FAQ SHEET

Will Ocular Sciences sell directly to Internet or mail order retailers?

Ocular Sciences’ policies of selling its lenses exclusively to eye-care practitioners will not change during this transition period.

I purchase my Ocular Sciences lenses through an authorized distributor. Will the distributor still carry your lenses?

Yes. We expect all of our authorized distributors to continue selling Ocular Sciences lenses.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This list of frequently asked questions contains forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statement and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of integration plans and the competitive position of the combined company are forward-looking statements. Risks, uncertainties and assumptions include the risk that the proposed merger does not close; the possibility that the companies will be unable to obtain, or meet conditions imposed for governmental and other approvals of the proposed merger, including approval by stockholders of both companies; the risk that the businesses of the two companies will not be integrated successfully; risks related to any uncertainty surrounding the merger, and the costs related to the merger; the risk that the combined company may not continue to realize anticipated benefits from its cost-cutting measures; the ultimate validity and enforceability of the companies’ patent applications and patents and the possible infringement of the intellectual property of others; and other risks that are described from time to time in Ocular Sciences, Inc.’ Securities and Exchange Commission reports (including but not limited to its annual report on Form 10-K for the year ended December 31, 2003 and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Ocular Sciences, Inc.’ results could differ materially from its expectations in these statements. Ocular Sciences, Inc. assumes no obligation and does not intend to update these forward-looking or other statements in this list of frequently asked questions. These filings are available on a web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

The Cooper Companies, Inc. (“Cooper”) intends to file with the SEC a registration statement that will include a joint proxy statement/prospectus of Cooper and Ocular Sciences, Inc. (“Ocular Sciences”), and other relevant materials in connection with the transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Cooper and Ocular Sciences. Investors and security holders of Cooper and Ocular Sciences are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Cooper, Ocular Sciences and the transaction. The registration statement, joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Cooper or Ocular Sciences with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Cooper by contacting Christine Bender (Investor Relations), The Cooper Companies, Inc., 21062 Bake Parkway, Suite 200, Lake Forest, CA 92630, 949-597-4700, ir@coopercos.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Ocular Sciences by contacting EVC Group, Inc, 90 Montgomery Street Suite 1001, San Francisco, CA 94165, 415-896-6820, ocular@evcgroup.com.

Coopers, Ocular Sciences and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of Coopers is set forth in Cooper’s proxy statement for its 2004 annual meeting, which was filed with the SEC on February 6, 2004. A description of the interests of the directors and executive officers of Ocular Sciences is set forth in Ocular Sciences’ proxy statement for its 2004 annual meeting, which was filed with the SEC on April 22, 2004. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/ prospectus and the other relevant documents filed with the SEC when they become available.